

September 24, 2010

Allied Irish Banks, p.l.c.
Mr. Colm Doherty
Group Managing Director
Bankcenter, Ballsbridge
Dublin 4, Ireland

  Re: **Allied Irish Banks, p.l.c.**
     Form 20-F for the Fiscal Year Ended December 31, 2009
     Filed March 8, 2010
     File No. 001-10284

Dear Mr. Doherty

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2009

Financial Review – 3. Management Report, page 24

Asset Quality, page 29

1. We note your disclosure of the table on page 30 related to your masterscale grades, past-due but not impaired loans, impaired loans and related allowance for impairment losses for your loans and receivables held for sale to NAMA. Based upon this disclosure, it appears that you have provisions of €4.165 billion or 18% of the related €23.195 billion of loans and receivables as of December 31, 2009. While the staff acknowledges that the provision for loan losses is not based on fair value, please tell us how you determined the level of provisioning for these loans taking into consideration the following:

- Your disclosure on page 64 stating that the Minister on September 16, 2009 indicated an estimated average industry-wide discount of 30 percent to book value for eligible bank loans.
- Your disclosure on page 247 of the fair value for this portfolio of €16.3 billion, a difference from the net carrying amount of €2.85 billion as of December 31, 2009.
- Your disclosure on page 22 of your interim results for 2010 (as furnished in your Form 6-K dated August 4, 2010) that you recognized a loss of €963 million relating to the transfer of the first tranche of (gross) loans totaling €3.3 billion, which occurred in April 2010 and resulted in a discount of approximately 42% to the gross value of the assets transferred. Similarly, on page 94 of the interim report you disclose that on July 12, 2010, the sale of the second tranche of loans and receivables to NAMA resulted in a discount of approximately 28% to the carrying value net of provisions of the assets transferred.

In your response, please also provide a detailed understanding into the valuation methodology specified in the NAMA Act to support your accounting for these loans and receivables, as deemed necessary.

2. We note disclosure on page 33 that your incurred but not reported (IBNR) provisions decreased from €848 million to €191 million from December 31, 2008 to December 31, 2009. You further state that this decrease was the result of substantial recognition in impairment which is covered by specific provisions along with managements view at the balance sheet of the IBNR loss remaining in the performing book. While we note your disclosures herein and on page 76, please tell us and revise your future filings to provide an understanding as to the reasons for the decrease in your IBNR provisions as of December 31, 2009 as compared to the prior year. Please also include in your response discussion of the changes to average annual loss rates, emergence periods, and any other adjustments which have changed in the current year.

Accounting Policies, page 125

16. Impairment of Financial Assets, page 133

3. We note disclosures regarding your loans and receivables renegotiated, which have increased from €154 million from December 31, 2008 to €4.459 billion as of December 31, 2009. We also note on page 75 of your in your Interim Results for 2010 as filed in a Form 6-K on August 4, 2010 that this balance has decreased to €1.6 billion as of June 30, 2010. Please tell us and revise your future filings to provide enhanced disclosure by type of renegotiation (e.g. term extension, payment reduction, forbearance of principal, etc.) and disaggregated by loan type along with the successes experienced as a result of these initiatives and the reasons for the fluctuations in balances as of each period. Please also further compare and contrast negotiated loans with restructured loans as disclosed on page 86.

24. Financial Assets Held for Sale to NAMA, page 140

4. We note your disclosure that financial assets held for sale to NAMA are measured on the same basis as prior to their classification as held for sale and your reference to accounting policy number 18. Please tell us the authoritative accounting literature you relied upon including IAS 39 and IFRS 7 to support your accounting in this regard.

27. Sale and Repurchase Agreements (Including Stock Borrowing and Lending), page 141

5. We note you disclose that financial assets that may be lend or sold subject to a commitment to repurchase them ('repos') are retained on the statement of financial position when substantially all the risks and rewards of ownership are retained.

    * Please tell us in detail and revise your disclosure in future filings to clearly disclose whether you have derecognized any securities delivered in your repurchase agreements.
    * If you have, please provide us the specific facts and circumstances related to these transactions and provide us your accounting analysis that supports your treatment. Also, revise future filings to quantify the amount derecognized at each balance sheet date, the average amount derecognized for the periods presented and discuss how you calculated the average amount.

Notes to the Accounts, page 156

Note 28. Loans and Receivables to Customers, page 196

6. We note disclosure on page 201 of the level of provision and associated provision cover for your individually insignificant impaired loans by division as of December 31, 2009. Please tell us and revise your future filings to also provide similar disclosure for your individually significant impaired loans.

Note 41. Deferred Taxation, page 228

7. We note your disclosure that you have deferred tax assets of €583 million as of December 31, 2009 which primarily relate to the Republic of Ireland tax jurisdiction. Per review of your interim financial statements for 2010 included in your Form 6-K filed on August 4, 2010, the amount of your deferred tax asset has increased to €925 million. We further note your disclosure that the Directors have considered the assumptions underpinning the restructuring plan and have determined that future taxable profits are available to absorb the deferred tax assets including the unrealized tax losses. Please provide us with your detailed analysis

supporting this determination as of June 30, 2010 and December 31, 2009. Please refer to paragraphs 35 - 36 of IAS 12.

Form 6-K, filed on August 4, 2010

Overview of Results, page 3

8. We note your disclosure that the Financial Regulator has determined that you need to raise an additional €7.4 billion of equity capital by December 31, 2010. Please provide us with a current update with your efforts in this regard. Please also tell us if this €7.4 billion of equity raise includes projected losses for the remainder of the year and/or increases to your provisions for impairment of loans and receivables or further NAMA losses.

Asset Quality, page 11

9. We note your disclosure that Stg £2.6 billion (€3.2 billion) of assets included within your AIB Bank UK business segment have been transferred from loans held for sale to NAMA back into loans and receivables to customers as they may be included in the sale of the UK business. Please tell us and revise your future filings to discuss the reasoning for this transfer and the perceived value to be received in the sale of this business segment rather than through the sale of these assets to NAMA. Please tell us further if there was any change in the basis of accounting for these loans upon their transfer back into loans and receivables to customers and the authoritative accounting literature you relied upon in accounting for this transaction.

Note 42. Non-Adjusting Events After the Reporting Period, page 94

10. We note your disclosure that as a result of the transfer of the second tranche of loans and receivables to NAMA on July 12, 2010 you recorded a loss of €517 million. Please tell us and revise your future filings to disclose the gross contractual amount of receivables transferred and impairment provisions held as of June 30, 2010 in addition to the reasons for the significant differences between the carrying value as of June 30, 2010 and the related proceeds and loss subsequently recorded on these loans. Please also provide these disclosures for all future transfers to NAMA.

11. As a related matter, please tell us how you determined this transfer to be a non-adjusting event after the June 30, 2010 interim period end pursuant to IAS 10.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Spitz, Staff Accountant, at (202) 551-3484 or me at (202) 551-3423 if you have questions.

Sincerely,

Amit Pande
Accounting Branch Chief